

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Jason Adams
Chief Executive Officer
Next Thing Technologies, Inc
2180 Vista Way Unit B #1096
Oceanside, California 92054

>   **Re: Next Thing Technologies, Inc**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted April 3, 2023**
>   **CIK No. 0001897152**

Dear Jason Adams:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

- Your filing must be amended to include audited financial statements in accordance with Part F/S of Form 1-A
- Your filing must be amended to identify the company's independent auditor and include a signed audit opinion

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Bradley Ecker at (202) 551-4985 or Jay Ingram at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing